color
your world

Tandy Brands Accessories, Inc. Annual Report 2004


SEC MAIL PROCESSING
RECEIVED
SEP 1 5 2004
WASH


04043060







TANDY·BRANDS
ACCESSORIES, INC.

color

[illegible]ing Tandy Brands' bold, expressive, trend-right fashions.

This year it's all about color. Throughout the pages of this report, we explore the many ways that colors communicate — each has its own distinct personality. Our company's fashion-forward brands also have distinct personalities. And all are responding to the trend toward bright, bold colors. As a fashion industry leader, Tandy Brands Accessories, Inc. is using fiery oranges, brilliant yellows and eye-popping reds to create a bright 2005 for our shareholders.



financial highlights

Tandy Brands Accessories, Inc. and Subsidiaries

(Dollars in thousands, except per share amounts)

	2004	2003	2002
Total Revenues	**$215,420**	$224,487	$205,769
Gross Profit	**75,285**	78,088	72,063
Operating Income	**13,711**	15,371	13,385
Net Income (1)	**7,037**	7,136	6,293
Diluted Earnings Per Share	**1.10**	1.18	1.08
Working Capital	**81,635**	89,282	78,217
Total Assets	**135,574**	147,986	132,778
Stockholders' Equity	**99,899**	90,054	80,664
Book Value Per Share (2)	**15.84**	14.96	13.67

(1) Includes cumulative effect of accounting change for SFAS No. 142 of ($581), or ($.10) per diluted share, in 2003. See Note 8 for effect on net income for 2002 due to change to non-amortization of goodwill.

(2) Book value per share is total stockholders' equity divided by the number of shares of stock issued and outstanding at that date.

Fiscal 2004 Consolidated Product Line Sales

(as a % of net sales)



COLD WEATHER 3.2%
OTHER 4.8%
HANDBAGS 8.4%
BELTS 54.6%
SOCKS 7.9%
SMALL LEATHER GOODS 21.1%

Fiscal 2004 Men's Product Line Sales

52.7% of net sales or $113,558

(breakdown as a % of Men's net sales)



OTHER 7.0%
SMALL
EATHER GOODS
BELTS 77.0%

Fiscal 2004 Women's Product Line Sales

47.3% of net sales or $101,862

(breakdown as a % of Women's net sales)



COLD WEATHER 6.0%
OTHER 2.0%
HANDBAGS 18.0%
BELTS 30.0%
SOCKS 17.0%
SMALL LEATHER GOODS 27.0%

letter to shareholders



Dear Shareholders:

We are pleased to share with you the highlights and challenges of this past year, as well as some exciting opportunities for the company in 2005. Throughout the pages of this report, we'll also take a look at the way different colors can affect our moods, our thinking and our interaction with the things around us. Colors, specifically strong, bold, fashion colors, should certainly inspire and benefit our business this coming year.



Profitable and Financially Strong

Tandy Brands continues to be very profitable and financially stable. Our debt is at its lowest point since 1994 — only $10 million. During the past year, we reduced debt by $20 million as we generated $23 million in cash flow from the operations of the company.

Fashion trends and their impact on the marketplace drive the business of Tandy Brands Accessories. As we saw in fiscal 2003, when fashion accessory trends are strong, our sales accelerate. In fiscal 2004, the fashion trends for women's accessories weakened, which led to a decrease in sales compared to 2003. This decrease was offset in part by strong sales in our men's accessories for the year. Based on the strong fashion color trends for accessories this season, we anticipate that women's fashion accessories will return to normalized sales levels during 2005.

Cash Dividend Initiated

The board of directors and company management continue to seek ways to increase shareholder value. Because of the company's strong cash flow, the board initiated payment of the company's first quarterly cash dividends. As a result, shareholders received $0.10 per share over the past year. We are pleased to announce that the board has increased the September quarterly dividend to $0.0275 per share, a 10 percent increase over the same quarter last year.

Competitive Advantage Through Technology

During fiscal 2004, we invested over $3 million in systems and equipment to enhance our operating and manufacturing efficiencies. Our superior service capabilities allow us to continue to gain various competitive advantages. We have been recognized by Wal-Mart for being among the first group of suppliers to begin using the new Radio Frequency Identification (RFID) technology. Additionally, our superior distribution capabilities earned Target's Operational Vendor of the Year Award.


TARGET
2003
Vendor Award of Excellence
ADG

New Products

Each year we look for new opportunities to increase market share. We are very enthusiastic about two new product categories to be introduced this next year.

As men's dress fashion-accessory trends strengthened, we saw new opportunity in the men's jewelry business. Focusing primarily on cufflinks and tie accessories in exciting colors and styles, we recently obtained significant placement for our new products in a wide variety of department stores for 2005.

We have also introduced men's neckwear to our product offerings. We have a talented sales and product team to create and promote a great line of neckwear, but a new aspect of this business will be in its delivery. We will be producing and shipping this product directly to our customers from offshore factories so that our pricing is very competitive as compared to established neckwear suppliers.

Gift Business Acquisition

On the first day of fiscal 2005, we acquired Superior Merchandise Company and opened up an entirely new product category — gift accessories. Selling under the totes®, ETON® and a variety of private-label brands, we expect to generate sales of over $12 million this year.



totes
GIFTS
FALL 2003 - SPRING 2004
AUTO CLUB
FUNDAMENTALS
WORKSHOP
GOLF CLUB
ON THE MOVE
FOR HER
GAME ROOM

This acquisition strengthens our position in the department store channel and provides excellent growth opportunities for the future.

Looking Ahead to a Colorful 2005

We are excited about the upcoming year. The new, bright, color trends in men's and women's fashion accessories, which you can see throughout this annual report, are generating strong customer interest in our product lines. We are enthusiastic about the growth opportunities for Tandy Brands Accessories in 2005, and we are confident that our recent new product introductions and gift business acquisition will provide increased sales and increased earnings for the company. Finally, because of our financial strength and strong cash flow, the company is well-positioned to take advantage of future growth opportunities to increase shareholder value.

Thank you for continuing to support Tandy Brands. We hope you enjoy this colorful look at fiscal 2004.

James F. Gaertner
Chairman of the Board

J.S.B. Jenkins
President and Chief Executive Officer


ROLFS
ROLFS
ROLFS

In nature, orange works closely with [illegible] to create fire, autumn leaves and [illegible] team player and yet it commands its own [illegible] Orange makes people smile. It is [illegible] appetizing. In fashion, orange turns [illegible] into exclamation points.

the color of friendship










Levi's®

pink

Pink is a close cousin to red. It shares the excitement, but adds a touch of sweetness. It's a color of many moods. In vivid tones, pink can be shocking. It can be fresh, or it can remind us of the pastel '50s. Pink is as fashionable and versatile as the Tandy Brands products it colors.




LEVI STRAUSS






DOCKERS
WOMEN

green
the color of life

Green is the official color of nature — from the stunning array of greens in a forest to the cool blue-green of a peaceful lake. Foods that are good for you, like spinach and broccoli, are green. In the wrong hands, green can become an avocado refrigerator. In the right hands, it can be a refreshing development in fashion.









JONES NEW YORK



It's no accident that many wallets are brown. But the richness of brown is deeper and more meaningful. Brown is down-to-earth, lasting. It's the color of the family dining table and your favorite old reading chair. As a color, brown is an anchor that allows other colors to go wild.

the color of richness











red

What can we say about red that red doesn't say for itself. It's the color of stop signs and Valentine roses. It's brash, warm, it arouses the senses. You can almost taste red. In fashion, red can be loud or it can be classic. It can be an underline or it can be the message.

the color of passion





Consolidated Statements of Income

Tandy Brands Accessories, Inc. and Subsidiaries

(Dollars in thousands, except per share amounts)

	Year Ended June 30,		
	2004	2003	2002
Net sales	**$215,420**	$224,487	$205,769
Cost of goods sold	**140,135**	146,399	133,706
Gross margin	**75,285**	78,088	72,063
Selling, general and administrative expenses	**57,519**	58,450	53,297
Depreciation and amortization	**4,055**	4,267	5,381
Total operating expenses	**61,574**	62,717	58,678
Operating income	**13,711**	15,371	13,385
Interest expense	**(2,357)**	(2,833)	(3,152)
Royalty and other income	**128**	101	70
Income before provision for income taxes and cumulative effect of accounting change	**11,482**	12,639	10,303
Provision for income taxes	**4,445**	4,922	4,010
Net income before cumulative effect of accounting change	**7,037**	7,717	6,293
Cumulative effect of accounting change for SFAS No. 142, net of income taxes of $369,000	**-**	(581)	-
Net income	**$ 7,037**	$ 7,136	$ 6,293
Earnings per common share:			
Before cumulative effect of accounting change	**$ 1.13**	$ 1.30	$ 1.09
Cumulative effect of accounting change	**-**	(.10)	-
	$ 1.13	$ 1.20	$ 1.09
Earnings per common share – assuming dilution:			
Before cumulative effect of accounting change	**$ 1.10**	$ 1.28	$ 1.08
Cumulative effect of accounting change	**-**	(.10)	-
	$ 1.10	$ 1.18	$ 1.08
Dividends declared per share	**$ 0.10**	$ -	$ -
Common shares outstanding	**6,229**	5,952	5,779
Common shares outstanding – assuming dilution	**6,389**	6,046	5,833

The accompanying notes are an integral part of these consolidated financial statements.

	June 30, 2004	June 30, 2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 6,086**	$ 3,814
Accounts receivable, net of allowances of $1,142 and $1,745	**33,427**	41,672
Inventories	**57,086**	62,156
Deferred income taxes	**4,009**	4,757
Other current assets	**1,613**	1,250
Total current assets	**102,221**	113,649
Property, plant and equipment, at cost:		
Buildings	**8,243**	7,925
Leasehold improvements	**1,661**	1,560
Machinery and equipment	**24,677**	22,400
	34,581	31,885
Accumulated depreciation	**(20,206)**	(17,261)
Net property, plant and equipment	**14,375**	14,624
Other assets:		
Goodwill, net of accumulated amortization of $7,143	**11,655**	11,641
Other intangibles, net of accumulated amortization of $4,240 and $3,874	**4,534**	4,900
Supplemental Executive Retirement Plan intangible asset	**1,255**	1,456
Other noncurrent assets	**1,534**	1,716
Total other noncurrent assets	**18,978**	19,713
	$135,574	$147,986
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 14,224**	$ 14,522
Accrued payroll and bonuses	**3,804**	4,193
Accrued expenses	**2,558**	5,652
Total current liabilities	**20,586**	24,367
Other liabilities:		
Notes payable	**10,000**	30,000
Deferred income taxes	**2,066**	1,776
Supplemental Executive Retirement Plan liability	**1,721**	1,607
Other noncurrent liabilities	**1,302**	182
Total other liabilities	**15,089**	33,565
Commitments and contingencies (Note 7)		
Stockholders' equity:		
Preferred stock, $1 par value; 1,000,000 shares authorized; none issued	**-**	-
Common stock, $1 par value; 10,000,000 shares authorized; 6,305,886 shares and 6,019,286 shares issued and outstanding as of June 30, 2004 and 2003, respectively	**6,306**	6,019
Additional paid in capital	**26,765**	23,802
Retained earnings	**67,843**	61,429
Cumulative other comprehensive income	**(121)**	(1,196)
Shares held by Benefit Restoration Plan Trust	**(894)**	-
Total stockholders' equity	**99,899**	90,054
	$135,574	$147,986

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Tandy Brands Accessories, Inc. and Subsidiaries

(Dollars in thousands)



	2004	2003	2002
Cash flows from operating activities:			
Net income	**$ 7,037**	$ 7,136	$ 6,293
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Depreciation	**3,863**	3,677	3,774
Amortization	**366**	503	1,523
Amortization of debt origination costs	**116**	269	219
Deferred taxes	**392**	(95)	(388)
Income tax benefit of exercise of employee stock options	**257**	-	-
Cumulative effect of accounting change, net of tax	**-**	581	-
Other	**90**	100	(674)
Change in assets and liabilities, net of effects from acquisitions:			
Accounts receivable	**8,245**	(7,973)	996
Inventories	**5,070**	(9,338)	9,761
Other assets	**(655)**	(122)	(548)
Accounts payable	**(298)**	1,767	3,347
Accrued expenses	**(1,470)**	1,503	1,963
Net cash provided by (used for) operating activities	**23,013**	(1,992)	26,266
Cash flows from investing activities:			
Purchases of property and equipment	**(3,118)**	(2,444)	(2,716)
Purchase of assets of AA&E Leathercraft, Inc.	**-**	-	(995)
Net cash used for investing activities	**(3,118)**	(2,444)	(3,711)
Cash flows from financing activities:			
Sale of stock to Stock Purchase Program	**1,640**	1,381	1,131
Exercise of employee stock options	**1,203**	363	141
Dividends	**(466)**	-	-
Proceeds from borrowings	**36,950**	66,145	65,432
Payments under borrowings	**(56,950)**	(66,145)	(82,832)
Net cash provided by (used for) financing activities	**(17,623)**	1,744	(16,128)
Net increase (decrease) in cash and cash equivalents	**2,272**	(2,692)	6,427
Cash and cash equivalents at beginning of period	**3,814**	6,506	79
Cash and cash equivalents at end of period	**$ 6,086**	$ 3,814	$ 6,506
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 2,686**	$ 2,560	$ 2,720
Income taxes	**4,717**	4,662	3,602

The accompanying notes are an integral part of these consolidated financial statements.

Statements of Stockholders' Equity

Tandy Brands Accessories, Inc. and Subsidiaries

	Common Stock		Additional Paid in Capital	Retained Earnings	Cumulative Other Comprehensive Loss	Shares Held by Benefit Restoration Plan Trust	Treasury Stock		Total Stockholders' Equity
	Shares	Amount					Shares	Amount	
Balance at June 30, 2001	5,882,926	$ 5,883	$ 22,572	$ 48,000	$ (670)	-	(212,011)	$ (1,650)	$ 74,135
Comprehensive income:									
Net income	-	-	-	6,293	-	-	-	-	6,293
Other comprehensive income, net of tax:									
Currency translation adjustments, net of tax of $3	-	-	-	-	5	-	-	-	5
Fair value of interest rate swap, net of tax of $659	-	-	-	-	(1,041)	-	-	-	(1,041)
Comprehensive income									5,257
Sale of stock to the Tandy Brands Accessories, Inc. Stock Purchase Program	-	-	(7)	-	-	-	145,751	1,138	1,131
Sale of unissued common stock to employees for exercise of stock options	12,958	13	101	-	-	-	-	-	114
Sale of unissued common stock to directors for exercise of stock options	3,289	3	24	-	-	-	-	-	27
Balance at June 30, 2002	5,899,173	5,899	22,690	54,293	(1,706)	-	(66,260)	(512)	80,664
Comprehensive income:									
Net income	-	-	-	7,136	-	-	-	-	7,136
Other comprehensive income, net of tax:									
Currency translation adjustments, net of tax of $332	-	-	-	-	488	-	-	-	488
Fair value of interest rate swap, net of tax of $13	-	-	-	-	22	-	-	-	22
Comprehensive income									7,646
Sale of stock to the Tandy Brands Accessories, Inc. Stock Purchase Program	72,941	73	796	-	-	-	66,260	512	1,381
Sale of unissued common stock to employees for exercise of stock options	44,587	44	298	-	-	-	-	-	342
Sale of unissued common stock to directors for exercise of stock options	2,585	3	18	-	-	-	-	-	21
Balance at June 30, 2003	6,019,286	6,019	23,802	61,429	(1,196)	-	-	-	90,054
Comprehensive income:									
Net income	-	-	-	7,037	-	-	-	-	7,037
Other comprehensive income, net of tax:									
Currency translation adjustments, net of tax of $39	-	-	-	-	57	-	-	-	57
Fair value of interest rate swap, net of tax of $646	-	-	-	-	1,018	-	-	-	1,018
Comprehensive income									8,112
Dividends	-	-	-	(623)	-	-	-	-	(623)
Shares held by Benefit Restoration Plan Trust	-	-	-	-	-	(894)	-	-	(894)
Sale of stock to the Tandy Brands Accessories, Inc. Stock Purchase Program	117,299	118	1,522	-	-	-	-	-	1,640
Restricted stock issued to officers	22,800	23	252	-	-	-	-	-	275
Restricted stock issued to directors	3,720	4	54	-	-	-	-	-	58
Unearned compensation on restricted stock	-	-	(183)	-	-	-	-	-	(183)
Sale of unissued common stock to employees for exercise of stock options	140,320	140	1,296	-	-	-	-	-	1,436
Sale of unissued common stock to directors for exercise of stock options	2,461	2	22	-	-	-	-	-	24
Balance at June 30, 2004	6,305,886	$ 6,306	$ 26,765	$ 67,843	$ (121)	$ (894)	-	$ -	$ 99,899

The accompanying notes are an integral part of these consolidated financial statements.



NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company and Basis of Presentation

Tandy Brands Accessories, Inc. (the "Company") designs, manufactures and markets fine leather goods, handbags and fashion accessories for men, women and children. We sell our products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores, catalog retailers, grocery stores, drug stores, golf pro shops, sporting goods stores and the retail exchange operations of the United States military.

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for our conclusions. We continually evaluate the information used to make these estimates as the business and economic environment changes. Actual results may differ from these estimates under different assumptions or conditions.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform to the fiscal 2004 presentation.

Cash and Cash Equivalents

We consider cash on hand, deposits in banks and short-term investments with original maturities of less than three months as cash and cash equivalents.

Inventories

Inventories are stated at the lower of cost (principally standard cost, which approximates actual cost on a first-in, first-out basis) or market. Cost includes materials, direct and indirect labor and factory overhead. Market, with respect to raw materials, is replacement cost; and for work-in-process and finished goods, it is net realizable value.

Inventories consist of the following:

	June 30,	
	2004	2003
Raw materials	**$ 3,776,000**	$ 4,789,000
Work-in-process	**1,204,000**	1,032,000
Finished goods	**52,106,000**	56,335,000
	$57,086,000	$62,156,000

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is primarily calculated at the following rates using the straight-line method:

Buildings	3%
Leasehold improvements	The lesser of the life of the lease or asset
Machinery and equipment	10% to 50%

Maintenance and repairs are charged to expense as incurred. Renewals and betterments which materially prolong the useful lives of the assets are capitalized. The cost and the related accumulated depreciation of property retired or sold are removed from the accounts, and gains or losses from retirements and sales are recognized in the consolidated statements of income.

Impairment of Long-Lived Assets

We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated fair value, based on future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments

Our financial instruments consist primarily of cash, trade receivables, trade payables, debt instruments and interest rate swaps. The carrying values of cash, trade receivables and trade payables are considered to be representative of their respective fair values. The potential impact of market conditions on the fair value of our indebtedness is not expected to be material. Given that such lines of credit bear interest at floating market interest rates, the fair value of amounts borrowed approximates carrying value. See Note 5 for information regarding our interest rate swap agreement, which expired on June 27, 2004.

Goodwill and Other Intangibles

Effective July 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." This Statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. During the first quarter of fiscal 2003, we recorded a transitional goodwill impairment charge of $950,000 ($581,000, net of tax), presented as a cumulative effect of an accounting change. The charge related to our women's accessories segment of products. Prior to the adoption of SFAS No. 142, we amortized goodwill and other intangible assets using the straight-line method over their estimated useful lives, which range from three to forty years. We continue to amortize finite-lived intangibles, primarily trade names, over their useful lives. See Note 8.

Foreign Currency Translation

The functional currency for our Canadian subsidiary is the Canadian dollar. The assets and liabilities of the subsidiary are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, and resulting translation gains or losses are accumulated in other comprehensive income (loss) as a separate component of stockholders' equity. Revenue and expenses are translated at the monthly average exchange rates occurring during each year. Cumulative other comprehensive loss included currency translation adjustments of ($121,000), ($177,000) and ($665,000), net of tax of ($82,000), ($120,000) and ($453,000) at June 30, 2004, 2003 and 2002, respectively.

Revenues

We recognize revenue when merchandise is shipped and title to the goods has passed to the customer. We record allowances, including cash discounts, in-store customer allowances, cooperative advertising allowances and customer returns, at the time the revenue is recognized based upon historical experience, current trends in the retail industry and individual customer and product experience.

We perform periodic credit evaluations of our customers' financial condition and reserve against accounts deemed uncollectible based upon historical losses and customer specific events. After all collection efforts are exhausted and the account is deemed uncollectible, it is written off against the reserve for doubtful accounts. Credit losses have historically been within management's expectations and we generally do not require collateral. During the second quarter of fiscal 2004, we recorded a bad debt recovery of approximately $651,000 arising from a customer's bankruptcy court settlement and receipt of payment of accounts receivable previously reserved by the Company.

Major Customers

Consolidated net sales to Wal-Mart accounted for approximately 37%, 36% and 39% of our sales in fiscal 2004, 2003 and 2002, respectively. Both men's and women's accessories sales include revenues from Wal-Mart. Additionally, consolidated net sales to Target accounted for approximately 14%, 15% and 13% of our sales in fiscal 2004, 2003 and 2002, respectively. Women's accessories sales include revenues from Target. No other customers accounted for 10% or more of our total revenues.

Advertising Costs

We expense advertising costs as they are incurred. Advertising costs were $1,786,000, $2,079,000 and $2,224,000 in fiscal 2004, 2003 and 2002, respectively, consisting primarily of shows and conventions as well as display and print advertising.



NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation

We may, with the approval of our Board of Directors, grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. We account for stock option grants using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, we recognize no compensation expense for the stock option grants. The following table reflects the impact on net income if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation for fiscal 2004, 2003 and 2002 (dollars in thousands, except per share amounts):

	2004	2003	2002
Net income:			
As reported	**$7,037**	$7,136	$6,293
Stock-based compensation expense	**150**	-	-
Net income	**$7,187**	$7,136	$6,293
Compensation expense per SFAS No. 123	**(625)**	(496)	(562)
Pro forma	**$6,562**	$6,640	$5,731
Earnings per share:			
As reported	**$ 1.13**	$ 1.20	$ 1.09
Pro forma	**$ 1.05**	$ 1.12	$ 0.99
Earnings per share – assuming dilution:			
As reported	**$ 1.10**	$ 1.18	$ 1.08
Pro forma	**$ 1.03**	$ 1.10	$ 0.98

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if we had accounted for our stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for fiscal 2004, 2003 and 2002: dividend yield of 1.0% for 2004 and 0.0% for 2003 and 2002; expected volatility of 0.238%, 0.270% and 0.334% for fiscal 2004, 2003 and 2002, respectively; a risk-free interest rate of 5.25%, 5.25% and 6.50% for fiscal 2004, 2003 and 2002, respectively; and an expected holding period of seven years. Using these assumptions for the options granted during fiscal 2004, 2003 and 2002, the weighted-average fair value of such options on the date of grant was $4.76, $4.76 and $2.76, respectively.

The Black-Scholes valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

Derivative Instruments and Hedging Activities

Our risk management policy as it relates to derivative investments is to mitigate, subject to market conditions, against interest rate risk. We do not enter into any derivative investments for the purpose of speculative investment. Our overall risk management philosophy is re-evaluated as business conditions change. For information regarding our interest rate swap, which expired during fiscal 2004, see Note 5.

Impact of Recently Issued Accounting Standards

In December 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement amends the disclosure requirements of SFAS No. 132 to require additional disclosures about plan assets and obligations, cash flows, investment policy and measurement dates. The required disclosures have been included in Notes 9 and 10.

NOTE 2 – ACQUISITIONS

On April 12, 2002, we acquired certain assets of AA&E Leathercraft, Inc. ("AA&E") for approximately $995,000 in cash. The cash purchase price was provided by drawing on our existing credit facility. The assets included, but were not limited to, wholesale accounts receivable, wholesale inventory, certain machinery and equipment, and a 10,000-square-foot building located in Yoakum, Texas. AA&E is a manufacturer and distributor of leather sporting goods accessories. We combined AA&E with existing product offerings in our men's accessories segment. See Note 13. We used the purchase method of accounting for this acquisition which resulted in goodwill of approximately $164,000. Other intangibles related to the consideration given for non-compete agreements of approximately $75,000 are being amortized over 7 years. The pro forma effects of this acquisition are not material.

NOTE 2 – ACQUISITIONS (continued)

On June 3, 2004, we announced an agreement to purchase all of the equity interest in Superior Merchandise Company ("Superior") for approximately $10,000,000 in cash and the retirement of all of Superior's debt. Based in New Orleans, Superior, which also operates under the name ETON®, is a gift accessory company that sells under both the ETON® and the licensed totes® brands. The pro forma effects of this acquisition are not expected to be material. We completed this transaction on July 1, 2004. See Note 16.

NOTE 3 – EARNINGS PER SHARE

The following sets forth the computation of basic and diluted earnings per share (dollars in thousands, except per share amounts):

	Year Ended June 30,		
	2004	2003	2002
Numerator for basic and diluted earnings per share:			
Net income before cumulative effect of accounting change	**$ 7,037**	$ 7,717	$ 6,293
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	**-**	(581)	-
Net income	**$ 7,037**	$ 7,136	$ 6,293
Denominator:			
Weighted-average shares outstanding	**6,208**	5,934	5,765
Contingently issuable shares	**21**	18	14
Denominator for basic earnings per share – weighted-average shares	**6,229**	5,952	5,779
Effect of dilutive securities:			
Employee stock options	**132**	78	46
Director stock options	**28**	16	8
Dilutive potential common shares	**160**	94	54
Denominator for earnings per share – assuming dilution – adjusted weighted-average shares	**6,389**	6,046	5,833
Earnings per common share:			
Before cumulative effect of accounting change	**$ 1.13**	$ 1.30	$ 1.09
Cumulative effect of accounting change	**-**	(.10)	-
	$ 1.13	$ 1.20	$ 1.09
Earnings per share – assuming dilution:			
Before cumulative effect of accounting change	**$ 1.10**	$ 1.28	$ 1.08
Cumulative effect of accounting change	**-**	(.10)	-
	$ 1.10	$ 1.18	$ 1.08

Options to purchase approximately 265,000 shares of common stock at prices ranging from $13.38-$17.75 per share were outstanding during fiscal year 2004 but were not included in the computation of earnings per share – assuming dilution because the options' exercise prices were greater than the average market price of the common shares and therefore, the effect would be antidilutive.

NOTE 4 – STOCK REPURCHASE PROGRAM

On September 10, 1999, our Board of Directors approved a plan to repurchase, from time to time in the open market or through privately negotiated transactions, shares of our common stock at an aggregate purchase price of up to $2,000,000, and on October 17, 2000, our Board increased the plan by up to an additional $2,000,000. On April 21, 2001, our Board determined to temporarily discontinue any purchases under the stock repurchase plan. Since such time, the Board has not authorized management to resume repurchases under the plan. As a result, no shares were repurchased during fiscal 2004, 2003 or 2002. During fiscal 2004, no treasury shares were reissued to our employee Stock Purchase Program. During 2003 and 2002, 66,260 and 145,751 shares of treasury stock, respectively, were reissued to our employee Stock Purchase Program.


LEVI STRAUSS
SIGNATURE

NOTE 5 – CREDIT ARRANGEMENTS

On June 26, 2003, we amended our committed secured revolving credit facility ("credit facility") with certain financial institutions. The amendment to the credit facility extended the expiration of the agreement from June 27, 2004, to November 30, 2006, and reduced the facility from $80,000,000 to $60,000,000. Of this amount, $10,000,000 was a sub-limit of the credit facility ("swing line") which could be used for same-day advances to be provided solely by the administrative agent (a financial institution) of the credit facility. Both the credit facility and swing line bore interest at variable rates with short-term durations. The credit facility could be used for borrowings and letters of credit. The credit facility was guaranteed by substantially all of our subsidiaries, was secured by substantially all of our assets and the assets of our subsidiaries, and required the maintenance of certain financial covenants which, if not met, could adversely impact our liquidity. Our credit facility permitted the payment of dividends and did not require us to enter into a new interest rate swap agreement (see below) against the borrowings under the credit facility. The credit facility also included a commitment fee based on certain financial performance objectives ranging from 25 to 37.5 basis points on the unused balance. Principal payments on the credit facility are due on the expiration date. At June 30, 2004, we had borrowings under the credit facility of $10,000,000 bearing interest at 2.82%. Our interest rate swap agreement (see description below) expired on June 27, 2004, and is not included in our effective interest rate on that date. As of June 30, 2003, we had borrowings under the credit facility of $30,000,000 bearing interest at 5.60%, including the interest rate swap agreement that was in effect at that time. At June 30, 2004 and 2003, we had no borrowings under the swing line. Given that our credit facility bears interest at floating market interest rates, the fair value of amounts borrowed approximate carrying value. On August 26, 2004, we amended our credit facility. See Note 16 for additional information regarding this subsequent event.

At June 30, 2004 and 2003, we had outstanding letters of credit under the credit facility of $4,447,000 and $7,352,000, respectively, which were used in conjunction with merchandise procurement.

We also have a Canadian line of credit for approximately $746,000 secured by a letter of credit from a U.S. bank. At June 30, 2004 and 2003, there were no borrowings under this line of credit.

We are subject to interest rate risk on our long-term debt. We manage our exposure to changes in interest rates. We hedged our exposure to changes in interest rates on a portion of our variable debt by entering into an interest rate swap agreement to lock in a fixed interest rate for a portion of these borrowings. On July 1, 2001, we entered into a three-year interest rate swap agreement with the administrative agent of our credit facility converting $30,000,000 of outstanding indebtedness from a variable to a fixed interest rate. The average receive rate was based on a 90-day LIBOR rate. At June 30, 2003, the receive and pay rates related to the interest rate swap were 1.29% and 5.60%, respectively. Interest differentials paid or received under the swap agreement are reflected as an adjustment to interest expense when paid. Prior to June 26, 2003, the interest rate swap agreement represented a valid cash flow hedge investment under SFAS No. 133. As such, during fiscal 2003, changes in the fair value of the interest rate swap were recognized in other comprehensive income. As of June 27, 2004, the interest rate swap agreement expired and is therefore not reflected on our balance sheet at June 30, 2004. The fair value of the swap agreement at June 30, 2003, was approximately ($1,665,000), and was included in accrued liabilities at June 30, 2003. At June 30, 2003 and 2002, the balance in other comprehensive income, related to the swap agreement, was approximately ($1,019,000), net of tax of $646,000, and ($1,041,000), net of tax of $659,000, respectively. We do not expect the potential impact of market conditions on the fair value of our indebtedness to be material.

In conjunction with the amendment to our credit facility during fiscal 2003, we discontinued hedge accounting on this swap. The change in the fair value of the swap agreement and balance in other comprehensive income was charged to interest expense during 2004, for the remaining term of the swap. We held the swap until two days before maturity on June 27, 2004. At that time, we canceled the swap with no penalty, and on June 28, 2004, we paid $20,000,000 on the outstanding debt.

At June 30, 2004, we had credit availability under our credit facility and our Canadian line of credit as follows:

	June 30, 2004
Total credit facility	$ 60,746,000
Less:	
Debt outstanding	10,000,000
Outstanding letters of credit	4,447,000
Canadian standby letter of credit	746,000
Credit available	$ 45,553,000

Under the credit facilities described above, future payments required for debt maturities will be $10,000,000 in fiscal year 2007.

NOTE 6 – INCOME TAXES

Significant components of our deferred tax assets and liabilities as of June 30, 2004 and 2003, are as follows:

	2004	2003
Deferred tax assets:		
Accounts receivable valuation	**$ 386,000**	$ 601,000
Inventory valuation	**2,340,000**	2,399,000
Interest rate swap	**-**	646,000
Foreign interest income	**951,000**	866,000
Other, net	**332,000**	245,000
Total deferred tax assets	**4,009,000**	4,757,000
Deferred tax liabilities:		
Goodwill and other intangibles	**(1,142,000)**	(950,000)
Depreciation	**(924,000)**	(826,000)
Total deferred tax liabilities	**(2,066,000)**	(1,776,000)
Net deferred tax asset	**$1,943,000**	$2,981,000

Significant components of the provision (benefit) for income taxes are as follows:

	2004	2003	2002
Current:			
Federal	**$3,341,000**	$4,189,000	$4,215,000
Foreign	**118,000**	53,000	(88,000)
State and local	**594,000**	406,000	271,000
	4,053,000	4,648,000	4,398,000
Deferred:			
Federal	**373,000**	249,000	(369,000)
State and local	**19,000**	25,000	(19,000)
	392,000	274,000	(388,000)
Income tax provision	**$4,445,000**	$4,922,000	$4,010,000

The following table reconciles the statutory federal income tax rate to the effective income tax rate:

	2004	2003	2002
Statutory rate	**34.0%**	34.0%	34.0%
State and local taxes, net of federal income tax benefit	**3.4%**	3.5%	2.5%
Other, net	**1.3%**	1.4%	2.4%
	38.7%	38.9%	38.9%



NOTE 7 – COMMITMENTS

We lease property, which includes office, manufacturing and warehouse facilities, under operating leases expiring through the year 2010 with varying renewal and escalation clauses. Total rental expense for all of our leased properties for fiscal 2004, 2003 and 2002 totaled $2,237,000, $2,165,000 and $2,251,000, respectively.

We have entered into licensing agreements with other companies for the purpose of using their trademarks on our products. Royalty expense related thereto for fiscal 2004, 2003 and 2002 totaled $1,429,000, $1,821,000 and $1,960,000, respectively.

Future minimum rental and royalty commitments as of June 30, 2004, are as follows:

Fiscal Year	Amount
2005	$ 3,609,000
2006	3,342,000
2007	2,342,000
2008	1,542,000
2009	1,554,000
Thereafter	560,000
	$12,949,000

NOTE 8 – GOODWILL

Effective July 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." This Statement changed the accounting for goodwill from an amortization approach to an impairment-only approach. The SFAS No. 142 goodwill impairment model is a two-step process. The first step compares the fair value of a reporting unit that has goodwill assigned to its carrying value. We estimated the fair value of a reporting unit using a discounted cash flow analysis. If the fair value of the reporting unit is determined to be less than its carrying value, a second step is performed to compute the amount of goodwill impairment, if any. Step two allocates the fair value of the reporting unit to the reporting unit's net assets other than goodwill. The excess of the fair value of the reporting unit over the amounts assigned to its net assets other than goodwill is considered the implied fair value of the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is then compared to the carrying value of its goodwill. Any shortfall represents the amount of goodwill impairment.

Using the SFAS No. 142 approach described above, we recorded a transitional goodwill impairment charge during the first quarter of fiscal 2003 of $950,000 ($581,000, net of tax), presented as a cumulative effect of accounting change. This charge related to our women's accessories segment of products.

The following table illustrates the gross carrying amount and accumulated amortization of our acquired intangible assets as of June 30, 2004, compared to the previous year (in thousands):

	2004	2003
Amortized intangible assets (various, principally trade names):		
Gross carrying amount	**$ 8,774**	$ 8,774
Accumulated amortization	**(4,240)**	(3,874)
Net amortized intangible assets	**$ 4,534**	$ 4,900

Amortization expense for acquired finite-lived intangible assets during the year ended June 30, 2004, was $366,000. The following table illustrates our estimated amortization expense through June 30, 2009:

Estimated amortization expense:	
Fiscal year ending 6/30/05	$ 361,000
Fiscal year ending 6/30/06	361,000
Fiscal year ending 6/30/07	361,000
Fiscal year ending 6/30/08	361,000
Fiscal year ending 6/30/09	359,000

NOTE 8 – GOODWILL (continued)

The following table reconciles net income, earnings per common share and earnings per share – assuming dilution, adjusted to exclude amortization expense recognized in such periods related to goodwill (dollars in thousands, except per share amounts):

	Year Ended June 30,		
	2004	2003	2002
Reported net income before cumulative effect of accounting change	**$ 7,037**	$ 7,717	$ 6,293
Add back after-tax amounts:			
Goodwill amortization	**-**	-	622
Adjusted net income before cumulative effect of accounting change	**$ 7,037**	$ 7,717	$ 6,915
Earnings per common share before cumulative effect of accounting change:			
Reported net income	**$ 1.13**	$ 1.30	$ 1.09
Goodwill amortization	**-**	-	.11
Adjusted basic earnings per common share before cumulative effect of accounting change	**$ 1.13**	$ 1.30	$ 1.20
Earnings per share – assuming dilution before cumulative effect of accounting change:			
Reported net income	**$ 1.10**	$ 1.28	$ 1.08
Goodwill amortization	**-**	-	.11
Adjusted earnings per share – assuming dilution before cumulative effect of accounting change	**$ 1.10**	$ 1.28	$ 1.19

The following table illustrates the changes in the carrying amount of goodwill by reportable segment for the year ended June 30, 2004:

	Men's Accessories	Women's Accessories	Total
June 30, 2002	$ 9,733	$ 2,734	$ 12,467
Impairment losses	-	(950)	(950)
Other (1)	124	-	124
June 30, 2003	$ 9,857	$ 1,784	$ 11,641
Other (1)	14	-	14
June 30, 2004	$ 9,871	$ 1,784	$ 11,655

(1) Difference due to foreign currency translation adjustments.



NOTE 9 – STOCK OPTIONS

Employee Stock Options

Our officers and key management employees are eligible to receive options to purchase shares of our common stock under the Tandy Brands Accessories, Inc. 2002 Omnibus Plan (see description below). In addition, many of our officers and key management employees have received options under our prior stock option plans. All options are granted at the market price as of the date of grant and have a contractual life of ten years. Options are generally exercisable annually at a rate of one-third per year beginning one year after the grant date. The following table reflects employee stock option activity from June 30, 2001, to June 30, 2004:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at June 30, 2001	755,928	$12.94
Options granted	180,000	$ 5.63
Options exercised	(12,958)	$ 8.70
Options canceled or expired	(80,956)	$11.13
Outstanding at June 30, 2002	842,014	$11.62
Options granted	179,000	$11.67
Options exercised	(44,587)	$ 7.68
Options canceled or expired	(97,900)	$15.02
Outstanding at June 30, 2003	878,527	$11.40
Options granted	149,350	$12.07
Options exercised	(140,320)	$ 8.40
Options canceled or expired	(35,750)	$19.75
Outstanding at June 30, 2004	851,807	$11.66
Exercisable on June 30, 2004	534,352	$12.19

The following table segregates outstanding options granted to employees into groups based on price ranges of less than and greater than $10 per share as of June 30, 2004:

	$5.63-$9.25	$11.67-$17.56
All outstanding options:		
Number of shares	272,918	578,889
Weighted-average exercise price	$6.90	$13.91
Weighted-average remaining contractual life	6.6 years	7.4 years
Exercisable options:		
Number of shares	216,365	317,987
Weighted-average exercise price	$7.23	$15.56

Omnibus Plan

The Tandy Brands Accessories, Inc. 2002 Omnibus Plan (the "Omnibus Plan") was approved by our stockholders on October 16, 2002. The purpose of the Omnibus Plan is to attract and retain the services of key management employees and Board members through the granting of incentive stock options, non-qualified stock options, performance units, stock appreciation rights or restricted stock. All grants under the Omnibus Plan have a maximum contractual life of ten years. Any grants under the Omnibus Plan will be made at the fair market value of our common stock and specific vesting terms will be addressed in each award. All shares available for grant under our prior option plans on October 16, 2002, were transferred to the Omnibus Plan and are authorized and reserved for issuance under the Omnibus Plan. All shares of common stock presently authorized and reserved for issuance on the exercise of outstanding stock options under our prior stock option plans will, on the cancellation or expiration of any such stock options, automatically be authorized and reserved for issuance in connection with the Omnibus Plan.

At June 30, 2004 and 2003, the number of shares available for grant under the Omnibus Plan was 395,031 and 514,840, respectively.

NOTE 9 – STOCK OPTIONS (continued)

Non-Employee Director Stock Options

Our non-employee directors are also eligible for awards under the Omnibus Plan. The Omnibus Plan provides that, when a non-employee director is first elected or appointed to the Board, he or she will be granted a non-qualified stock option to purchase 5,000 shares of our common stock or, if the Board so elects, an alternative form of award (other than an incentive stock option) with a value substantially equivalent to the value of such non-qualified stock option. The Omnibus Plan also provides that concurrently with each regular annual election of the Board of Directors, each continuing non-employee director (other than our Chairman) will receive a non-qualified stock option to purchase 2,500 shares of our common stock and our Chairman will receive a non-qualified stock option to purchase 4,425 shares of our common stock. If the Board so elects, non-employee directors and our Chairman may receive an alternative form of award (other than an incentive stock option) with a value substantially equivalent to the value of a non-qualified stock option to purchase 2,500 and 4,425 shares of our common stock, respectively.

On October 15, 2003, each of our non-employee directors, other than the Chairman of the Board, was granted a stock option to purchase 1,500 shares of common stock at an exercise price of $15.60 and 645 shares of restricted stock. Our Chairman was granted a stock option to purchase 2,657 shares of common stock at an exercise price of $15.60 per share and 1,140 shares of restricted stock. The options became fully vested six months after the date of grant. The restricted stock awards will become fully vested on October 15, 2006, with one-third of the shares vesting on each anniversary of the date of the grant. Generally, upon the death, disability, resignation or termination of a non-employee director, that director's shares become fully vested. These shares of stock, while not transferable, bear rights of ownership, including voting and dividend rights, during the vesting period.

Compensation expense of $58,000 related to the restricted stock awards granted to our non-employee directors was recorded during fiscal 2004.

Many of our non-employee directors have also received options to purchase shares of our common stock under our prior stock option plans. The options are generally exercisable beginning six months after the date of grant. During fiscal 2004, 2003 and 2002, our non-employee directors exercised options to purchase 2,461, 2,585 and 3,289 shares of our common stock, respectively.

The following table reflects non-employee director stock option transactions from June 30, 2001, to June 30, 2004:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at June 30, 2001	95,258	$11.57
Options granted	45,282	$ 6.09
Options exercised	(3,289)	$ 8.13
Options canceled or expired	-	-
Outstanding at June 30, 2002	137,251	$10.25
Options granted	14,425	$ 9.23
Options exercised	(2,585)	$ 8.13
Options canceled or expired	(19,618)	$13.37
Outstanding at June 30, 2003	129,473	$ 9.71
Options granted	8,657	$15.60
Options exercised	(2,461)	$ 9.88
Options canceled or expired	(6,000)	$19.00
Outstanding at June 30, 2004	129,669	$ 9.67
Exercisable on June 30, 2004	129,669	$ 9.67



NOTE 9 – STOCK OPTIONS (continued)

The following table segregates outstanding options granted to non-employee directors into groups based on price ranges of less than $10 or greater than or equal to $10 per share as of June 30, 2004:

	$6.09-$9.23	$10.00-$17.75
All outstanding options:		
Number of shares	84,827	44,842
Weighted-average exercise price	$7.13	$14.47
Weighted-average remaining contractual life	6.4 years	5.1 years
Exercisable options:		
Number of shares	84,827	44,842
Weighted-average exercise price	$7.13	$14.47

Other Non-Employee Director Stock Plans

In fiscal 1995, our stockholders adopted the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors (the "Deferral Plan"). The Deferral Plan was established to provide non-employee directors an equity interest in the Company in order to attract and retain well-qualified individuals to serve as non-employee directors and to enhance the identity of interests between the non-employee directors and our stockholders. The Deferral Plan provides the directors with an election to defer the receipt of their annual and committee chair retainer fees until a future date determined by each director. The payment of such fees will be in the form of phantom stock units which will ultimately be settled in shares of our common stock. All amounts deferred are credited to a bookkeeping reserve account we maintain in phantom stock units which are equivalent in value to our common stock. The phantom stock units representing shares are calculated by dividing the deferred cash amount by the average closing price of the stock for each day of the period during which such cash amount would have been paid but for the deferral election. We record compensation expense for the amount of the directors' retainer fees. We benefit from cash retained when directors elect to defer their retainer fees and receive phantom stock units. The Deferral Plan, which became active in 1996, provides for the issuance of up to 50,000 shares of our common stock to non-employee directors. During fiscal 2004, 2003 and 2002, 2,885, 3,411 and 4,030 phantom stock units, respectively, were issued under the Deferral Plan. Amounts recorded as compensation expense related to the Deferral Plan for fiscal 2004, 2003 and 2002 were $40,096, $34,150 and $31,470, respectively.

NOTE 10 – EMPLOYEE BENEFIT PLANS

The Tandy Brands Accessories, Inc. Employees Investment Plan Trust (the "401(k) Plan") is open to substantially all full-time employees who have completed one year of service. Under the 401(k) Plan, an eligible employee may contribute up to 10% of his or her annual compensation to the 401(k) Plan on a pre-tax basis. We, at our discretion, match 100% of employee contributions up to 5% of compensation. The 401(k) Plan allows participants to direct the investment of both employee and matching employer contributions from a variety of investment alternatives, one of which is our common stock. All contributions made to the 401(k) Plan prior to July 1, 2002, are fully vested and are held in a fund invested primarily in our common stock.

The Tandy Brands Accessories, Inc. Stock Purchase Program (the "Program") is open to all full-time employees who are enrolled in the 401(k) Plan. Under the Program, participants may contribute 5% or 10% of their earnings and we match 25% or 50% of each participant's contribution depending on their length of employment. The Program purchases treasury stock, if available (see Note 4), or unissued common stock directly from the Company at monthly average market prices. The participant's shares are fully vested upon purchase and the participant may withdraw from the Program at any time. The shares purchased under the Program are distributed to participants annually.

The Tandy Brands Accessories, Inc. Benefit Restoration Plan Trust (the "BRP") is a non-qualified plan of deferred compensation, the purpose of which is to restore retirement benefits on behalf of a select group of our management and highly compensated employees who are eligible to make contributions to the 401(k) Plan, the amount of which is reduced due to limitations imposed by Sections 401(a)(17) and 402(g) of the Internal Revenue Code of 1986, as amended. For any plan year, a participant may elect to defer, on a pre-tax basis, 5% of his gross salary and wages otherwise payable to him by us during such plan year, reduced by the total contributions he made during such plan year to the 401(k) Plan. Participants may direct the investment of their contributions in various investment alternatives, including our common stock. We make quarterly matching contributions in cash to the BRP on the participant's behalf equal to 150% of the amount the participant deferred during such calendar quarter. Our matching contributions are required to be invested only in our common stock. All payments of benefits from the BRP will be made solely in cash in either a single, lump-sum distribution or in monthly installments over a certain period, not to exceed 10 years. The liability associated with the BRP of $1,087,000 is included in other noncurrent liabilities.

NOTE 10 – EMPLOYEE BENEFIT PLANS (*continued*)

Our total contributions to these plans were approximately $1,162,000, $1,211,000 and $917,000 in fiscal 2004, 2003 and 2002, respectively.

On July 1, 2003, our executive officers were awarded a total of 22,800 shares of restricted stock, which will become fully vested on July 1, 2006. These shares of stock, while not transferable, bear rights of ownership, including voting and dividend rights, during the three-year vesting period. There are no performance requirements related to vesting, only continued employment through the vesting date. Compensation expense in the amount of approximately $92,000 related to the restricted stock awards granted to our executive officers was recorded during fiscal 2004. At June 30, 2004, the Company had unearned compensation recorded in the amount of $183,000 relating to these shares, which will be recorded as compensation expense in the amount of approximately $23,000 per quarter through June 30, 2006.

On January 1, 2003, we adopted the Tandy Brands Accessories, Inc. Supplemental Executive Retirement Plan (the "SERP") for a select group of our executive officers. The SERP provides that at normal retirement (age 65) a participant will receive, in the form of a 100% joint and survivor annuity, an annual benefit (or actuarially equivalent lump-sum at the time of retirement in lieu of such joint and survivor annuity) which will generally be equal to 2% of the average of the participant's highest annual gross salary and bonus (without reduction for any deductions) for three complete fiscal years over the last 10 fiscal years of the participant's employment, multiplied by the participant's years of service up to a maximum of 30 years, and reduced by the participant's Social Security retirement benefits and the participant's benefits under the Tandy Brands Accessories, Inc. Employees Investment Plan when expressed in the form of a single-life annuity commencing with the participant's normal retirement age. If the participant has at least 15 years of service with the Company and retires at or after age 55 but before age 65, the benefit would be reduced by 5% for each year the participant's retirement precedes age 65. A participant is also eligible for a benefit if the participant becomes disabled or if the participant terminates service with us after completing 15 years of service and the participant's termination of service is not as a result of normal retirement, early retirement or disability. If the participant begins receiving a disability benefit or a termination benefit at or after age 55 but before age 65, the benefit would be reduced by 5% for each year the benefit distribution precedes age 65. The SERP also provides for a pre-retirement death benefit if the participant dies after reaching normal retirement or early retirement age but before receiving distributions under the SERP.



NOTE 10 – EMPLOYEE BENEFIT PLANS (continued)

For the year ended June 30, 2004 and 2003, we recorded expenses related to the SERP of approximately $266,000 and $151,000, respectively. This plan is not currently funded and therefore has no plan assets. Measurement of obligations under the SERP is calculated as of each fiscal year-end. The discount rate used to determine the actuarial present value of the projected benefit obligation under the SERP was 7.5% as of June 30, 2004 and 2003, and the assumed weighted-average rate increase in future compensation levels was 4.0% as of June 30, 2004 and 2003. We anticipate that there will be no SERP benefits paid during the next five years. Contributions to the SERP during fiscal 2005 are expected to be approximately $400,000.

The following table provides a reconciliation of benefit obligations and funded status of the SERP as of June 30, 2004 and 2003 (dollars in thousands):

	2004	2003
Change in projected benefit obligation:		
Projected benefit obligation, beginning of year	$ 2,134	$ -
Service cost	15	7
Interest cost	160	74
Actuarial loss/(gain)	(24)	-
Plan amendments	-	2,053
Projected benefit obligation, end of year	$ 2,285	$ 2,134
Reconciliation of funded status:		
Funded status	$ (2,285)	$ (2,134)
Unrecognized prior service cost	1,843	1,983
Unrecognized prior net loss/(gain)	(24)	-
Accrued benefit liability	$ (466)	$ (151)
Amounts recognized in the balance sheet:		
Accrued benefit liability	$ (1,721)	$ (1,607)
Intangible asset	1,255	1,456
Net amount recognized	$ (466)	$ (151)
Components of net periodic benefit cost:		
Service cost	$ 15	$ 7
Interest cost	160	74
Amortization of prior service cost	140	70
	$ 315	$ 151
Additional information for SERP:		
Accumulated benefit obligation	$ 1,721	$ 1,607

At June 30, 2004, we had 1,725,503 shares authorized and reserved for future issuance under all of our stock incentive plans, including outstanding options under the Omnibus Plan and our prior stock option plans.

NOTE 11 – DIVIDENDS

During fiscal 2004, we declared dividends as set forth in the following table:

Declaration Date	Record Date	Payable Date	Dividend per Share
August 12, 2003	September 30, 2003	October 31, 2003	$ 0.025
October 15, 2003	December 31, 2003	January 22, 2004	$ 0.025
January 22, 2004	March 31, 2004	April 20, 2004	$ 0.025
April 22, 2004	June 30, 2004	July 20, 2004	$ 0.025

NOTE 12 – PREFERRED STOCK AND PREFERRED SHARE PURCHASE RIGHTS

Preferred Stock

Without any further action by the holders of our common stock, our Board of Directors is authorized to approve and determine the issuance of preferred stock, as well as the dividend rights, dividend rate, conversion or exchange rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms of any series of preferred stock, the number of shares constituting any series of preferred stock and the designation thereof. No shares of preferred stock have been issued. In connection with the adoption of our Preferred Share Purchase Rights Plan (the "Rights Plan"), we have designated and reserved for issuance upon exercise of such rights 150,000 shares of Series A Junior Participating Cumulative Preferred Stock.

Should the Board of Directors elect to exercise its authority to issue any additional series of preferred stock, the rights, preferences and privileges of holders of our common stock would be made subject to the rights, preferences and privileges of such additional series.

Preferred Share Purchase Rights

Prior to the spin-off of the Company, our Board of Directors authorized the Rights Plan. In conjunction with the spin-off, each share of our common stock was distributed with one preferred share purchase right (collectively, the "Rights"), which entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Junior Participating Cumulative Preferred Stock at a price of $36 per one one-hundredth (1/100) of a share, subject to adjustment. The Rights Plan is designed to deter coercive or unfair takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of our stockholders. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by our Board of Directors, except pursuant to an offer conditioned upon a substantial number of Rights being acquired. The description and terms of the Rights are set forth in a Rights Agreement between the Company and BankBoston N.A., as Rights Agent.

On November 2, 1999, our Board of Directors renewed the Rights Plan. The amended and restated Rights Plan was adopted in the normal course of updating and extending the predecessor Rights Plan, which was scheduled to expire on December 31, 2000, and not in response to any acquisition proposal. The expiration date of the Rights Plan was extended to October 19, 2009. The amended and restated Rights Plan was altered to reflect prevailing stockholder Rights Plan terms, such as lowering the share ownership level which triggers the exercise of the Rights and eliminating the continuing director provision. The amended and restated Rights Plan provides for an increase in the exercise price of the Rights under the Rights Plan from $36.00 to $70.00.

NOTE 13 – DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

We sell our products to a variety of retail outlets, including mass merchants, national chain stores, major department stores, men's and women's specialty stores, catalog retailers, grocery stores, drug stores, golf pro shops, sporting goods stores and the retail exchange operations of the United States military. Our Company and our corresponding customer relationships are organized along men's and women's product lines. As a result, we have two reportable segments: (1) men's accessories, consisting of belts, wallets, suspenders and other small leather goods, and (2) women's accessories, consisting of belts, wallets, handbags, socks, scarves, hats and hair accessories. General corporate expenses are allocated to each segment based on the respective segment's asset base. Depreciation and amortization expense related to assets recorded on our corporate accounting records are allocated to each segment as described above. Management measures profit or loss on each segment based upon income or loss before taxes, utilizing accounting policies consistent in all material respects with those described in Note 1. No inter-segment revenue is recorded.



NOTE 13 – DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (continued)

Information regarding operations and assets by reportable segment is as follows (dollars in thousands):

	Year Ended June 30,		
	2004	2003	2002
Revenue from external customers:			
Men's accessories	**$113,558**	$108,816	$107,525
Women's accessories	**101,862**	115,671	98,244
	$215,420	$224,487	$205,769
Operating income (1):			
Men's accessories	**$ 12,612**	$ 8,500	$ 8,528
Women's accessories	**1,099**	6,871	4,857
	$ 13,711	$ 15,371	$ 13,385
Interest expense	**$ (2,357)**	$ (2,833)	$ (3,152)
Other income (2)	**128**	101	70
Income before income taxes and cumulative effect of accounting change	**$ 11,482**	$ 12,639	$ 10,303
Depreciation and amortization expense:			
Men's accessories	**$ 2,137**	$ 2,351	$ 3,382
Women's accessories	**1,918**	1,916	1,999
	$ 4,055	$ 4,267	$ 5,381
Capital expenditures:			
Men's accessories	**$ 475**	$ 331	$ 274
Women's accessories	**1,102**	335	1,596
Corporate	**1,541**	1,778	1,120
	$ 3,118	$ 2,444	$ 2,990
Total assets:			
Men's accessories	**$ 70,144**	$ 71,275	$ 65,201
Women's accessories	**44,584**	55,997	46,157
Corporate	**20,846**	20,714	21,420
	$135,574	$147,986	$132,778

(1) Operating income consists of net sales less cost of sales and specifically identifiable selling, general and administrative expenses.

(2) Other income includes royalty income on corporate trade names and other income not specifically identifiable to a segment.

NOTE 13 – DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (continued)

Our net revenues, total assets and property, plant and equipment as of June 30, 2004, 2003 and 2002, by geographic location, were as follows (dollars in thousands):

	2004	2003	2002
Net revenues:			
United States	**$ 208,570**	$ 217,849	$ 199,013
Canada (1)	**6,850**	6,638	6,756
	$ 215,420	$ 224,487	$ 205,769
Total assets:			
United States	**$ 129,686**	$ 142,361	$ 127,609
Canada (1)	**5,888**	5,625	5,169
	$ 135,574	$ 147,986	$ 132,778
Property, plant and equipment, at cost:			
United States	**$ 34,089**	$ 31,426	$ 29,061
Canada (1)	**492**	459	380
	$ 34,581	$ 31,885	$ 29,441

(1) Sales reported for our Canadian subsidiary are converted to U.S. dollars at the average exchange rate for each of the fiscal years above. Total assets and property, plant and equipment are converted at the exchange rate as of June 30 for each year. Our Canadian subsidiary is reported in our men's accessories reporting segment.

NOTE 14 – RELATED-PARTY TRANSACTIONS

During fiscal 2004, 2003 and 2002, we purchased inventory of approximately $44,327,000, $53,307,000 and $35,221,000, respectively, from a supplier who is a stockholder of the Company. At June 30, 2004 and 2003, the total purchase amount listed above also included unpaid invoices in the amount of $4,478,000 and $1,314,000, respectively. The merchandise is purchased at amounts which we believe approximate fair market value. Although the potential exposure for product flow interruption may be significant in the event of loss of such supplier, this exposure is mitigated because the inventory may be purchased from various other sources.

NOTE 15 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of our quarterly financial data (dollars in thousands, except per share amounts) for the two years ended June 30, 2004, is set forth below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2004				
Net sales	**$ 64,232**	**$ 64,159**	**$ 42,560**	**$ 44,469**
Gross profit	**21,630**	**22,081**	**15,383**	**16,191**
Income before income taxes	**4,691**	**6,358**	**225**	**208**
Net income	**$ 2,845**	**$ 3,909**	**$ 132**	**$ 151**
Earnings per common share	**$ .47**	**$ .63**	**$ .02**	**$ .02**
Earnings per common share – assuming dilution	**$ .45**	**$ .61**	**$ .02**	**$ .02**

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2003				
Net sales	$ 60,028	$ 66,222	$ 47,011	$ 51,226
Gross profit	20,785	23,229	16,512	17,562
Income before income taxes and cumulative effect of accounting change	3,922	5,935	1,694	1,088
Net income before cumulative effect of accounting change	$ 2,395	$ 3,627	$ 1,032	$ 663
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	(581)	-	-	-
Net income	$ 1,814	$ 3,627	$ 1,032	$ 663
Earnings per common share:				
Before cumulative effect of accounting change	$ .41	$ .61	$ .17	$ .11
Cumulative effect of accounting change	(.10)	-	-	-
	$ .31	$ .61	$ .17	$ .11
Earnings per common share – assuming dilution:				
Before cumulative effect of accounting change	$ .40	$ .60	$ .17	$ .11
Cumulative effect of accounting change	(.10)	-	-	-
	$ .30	$ .60	$ .17	$ .11

NOTE 16 – SUBSEQUENT EVENTS

On July 1, 2004, we completed our previously announced acquisition of all the equity interest in Superior. The total purchase price was $10,000,000 and was funded entirely with cash. In addition, we retired all of Superior's outstanding debt totaling approximately $806,000. Superior, which also operates under the name of ETON®, primarily markets and distributes men's and women's gift accessories under both the ETON® and the licensed totes® brands. We estimate that goodwill from this acquisition will be approximately $7,500,000. The pro forma effects of this acquisition are not material. For fiscal 2005 we will report the operating results of Superior under our men's accessories reporting segment.

On August 12, 2004, our Board of Directors declared the Company's fifth consecutive quarterly dividend. The dividend of $0.0275 per share will be payable to stockholders of record as of September 30, 2004. The payment of the dividend will occur on October 19, 2004.

On August 26, 2004, we amended our committed secured revolving credit facility with certain financial institutions. The amendment extended the expiration of our agreement from November 30, 2006, to November 30, 2007, and increased the facility from $60,000,000 to $85,000,000. Of this amount, $10,000,000 is a sub-limit of the credit facility ("swing line") which may be used for same-day advances to be provided solely by the administrative agent (a financial institution) of the credit facility. Both the credit facility and swing line bear interest at variable rates with short-term durations. The credit facility may be used for borrowings and letters of credit. The amended facility contains an accordion feature to increase the facility by up to an additional $25,000,000 by adding a financial institution at a later date. Although the previous credit facility was secured by substantially all of our assets and the assets of our subsidiaries, the amended facility is unsecured. The amended facility requires the maintenance of certain financial covenants which, if not met, could adversely impact our liquidity. Our amended credit facility permits the payment of dividends and does not require us to enter into an interest rate swap agreement against the borrowings under the credit facility. The credit facility also includes a commitment fee based on certain financial performance objectives ranging from 20 to 37.5 basis points on the unused balance. Principal payments on the credit facility are due on the expiration date. The amended credit facility is guaranteed by all of our subsidiaries, except our Canadian subsidiary.



To the Board of Directors of Tandy Brands Accessories, Inc.

We have audited the accompanying consolidated balance sheets of Tandy Brands Accessories, Inc. and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tandy Brands Accessories, Inc. and subsidiaries at June 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the consolidated financial statements, effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Ernst + Young LLP

Fort Worth, Texas
July 30, 2004, except for footnote 16,
as to which the date is August 26, 2004

TO OUR STOCKHOLDERS:

Management is responsible for the preparation and the integrity of the accompanying consolidated financial statements and related notes, which have been prepared in accordance with accounting principles generally accepted in the United States and include amounts based upon our estimates and judgments, as required. The consolidated financial statements have been audited by Ernst & Young LLP, our independent registered public accounting firm. In connection with their audits we have made available to Ernst & Young LLP all financial records and related data. The accompanying independent auditors' report expresses an independent professional opinion on the fairness of presentation of management's financial statements.

Management maintains a system of internal controls over financial reporting. We believe this system provides reasonable assurance that transactions are properly recorded and reported in the financial statements, assets are properly safeguarded and accounted for, and records are maintained so as to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States.

The Board of Directors, through the activities of its Audit Committee consisting solely of independent directors, provides oversight of the process of reporting financial information. The committee meets periodically with management and our independent registered public accounting firm and internal auditors to review internal accounting controls, audit results, financial reporting, and accounting principles and practices. Both our independent and internal auditors have full and free access to the Audit Committee, with and without management present.



J.S.B. Jenkins
President and Chief Executive Officer



Mark J. Flaherty
Chief Financial Officer

General

Tandy Brands Accessories, Inc. is a leading designer, manufacturer and marketer of branded men's, women's and children's accessories, including belts and small leather goods such as wallets. Our product line also includes handbags, socks, scarves, gloves, hats, hair accessories, suspenders, cold weather accessories and sporting goods accessories. Our merchandise is marketed under a broad portfolio of nationally recognized licensed and proprietary brand names, including DOCKERS®, LEVI'S®, LEVI STRAUSS SIGNATURE™, JONES NEW YORK®, ROLFS®, HAGGAR®, WOOLRICH®, JORDACHE®, BUGLE BOY®, CANTERBURY®, PRINCE GARDNER®, PRINCESS GARDNER®, AMITY®, STAGG®, ACCESSORY DESIGN GROUP® and TIGER®, as well as private brands for major retail customers. We sell our products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores, catalog retailers, grocery stores, drug stores, golf pro shops, sporting goods stores and the retail exchange operations of the United States military.

Our Company and our corresponding customer relationships are organized along men's and women's product lines. As a result, we have two reportable segments: (1) men's accessories, consisting of belts, wallets, suspenders and other small leather goods, and (2) women's accessories, consisting of belts, wallets, handbags, socks, scarves, hats and hair accessories. The following provides an overview of sales and gross margin data from our reportable segments for fiscal 2004 compared to the previous two fiscal years (see Note 13 to our consolidated financial statements for certain other financial information with regard to our men's and women's accessories segments):

	Year Ended June 30,		
	2004	2003	2002
	(Dollars in thousands)		
Net sales:			
Men's accessories	**$ 113,558**	$ 108,816	$ 107,525
Women's accessories	**101,862**	115,671	98,244
Total net sales	**$ 215,420**	$ 224,487	$ 205,769
Gross margin:			
Men's accessories	**$ 44,360**	$ 41,409	$ 40,236
Women's accessories	**30,925**	36,679	31,827
Total gross margin	**$ 75,285**	$ 78,088	$ 72,063
Gross margin as percentage of sales:			
Men's accessories	**39.1%**	38.1%	37.4%
Women's accessories	**30.4%**	31.7%	32.4%
Total	**34.9%**	34.8%	35.0%

The principal market for our common stock is the NASDAQ National Market System. Our common stock is listed on the NASDAQ National Market under the symbol "TBAC." As of September 1, 2004, we had approximately 861 stockholders of record.

Challenges and Opportunities

Fiscal 2004 presented many challenges and opportunities for us. Downward pressure on women's accessories inventory replenishment by mass merchant customers, competitive market pressures and weakened trends in women's fashion accessories contributed to a decrease in sales compared to fiscal 2003. However, this decrease was offset in part by strong sales in men's accessories. We continue to seek increased accessory sales and earnings in both our men's and women's segments through a variety of means, including increased sales through our current operating units as well as growth through acquisitions of similar businesses. We anticipate a return to normalized sales and earnings growth for our women's accessories segment during the course of fiscal 2005.

To that end, on May 10, 2004, we announced that we were entering the men's neckwear business, utilizing a direct-to-retailer sales model. We plan to design and promote men's neckties which will be manufactured overseas and shipped directly to our retail customers in the United States, allowing our pricing to be very competitive compared to established neckwear suppliers. In addition, on June 3, 2004, we announced our agreement to acquire Superior Merchandise Company ("Superior"). Through this acquisition, which was completed on July 1, 2004, we have added gift accessories to our product line that we will sell under the ETON® and licensed totes® brands.

We also initiated a quarterly dividend program that resulted in payments to our stockholders of $.025 per share in each quarter of fiscal 2004. On August 12, 2004, our Board of Directors declared a dividend for the first quarter of fiscal 2005 of $.0275 per share, payable to stockholders of record as of September 30, 2004. This dividend reflects a 10% increase over the dividend paid in the same period last year.

As you read the following discussion and analysis, you should refer to our consolidated financial statements and the accompanying notes presented elsewhere in this Annual Report.

FISCAL 2004 COMPARED TO FISCAL 2003

Net Sales and Gross Margin

The following table illustrates sales and gross margin data from our reportable segments for the year ended June 30, 2004, compared to last year:

	Year Ended June 30,		
	2004	2003	% Increase/ (Decrease)
	(Dollars in thousands)		
Net sales:			
Men's accessories	**$ 113,558**	$ 108,816	4.4%
Women's accessories	**101,862**	115,671	(11.9%)
Total net sales	**$ 215,420**	$ 224,487	(4.0%)
Gross margin:			
Men's accessories	**$ 44,360**	$ 41,409	7.1%
Women's accessories	**30,925**	36,679	(15.7%)
Total gross margin	**$ 75,285**	$ 78,088	(3.6%)
Gross margin as percentage of sales:			
Men's accessories	**39.1%**	38.1%	1.0%
Women's accessories	**30.4%**	31.7%	(1.3%)
Total	**34.9%**	34.8%	0.1%

Net sales decreased $9.1 million compared to last year. The overall decrease was attributable to lower sales volume in women's mass merchant accessories. Net sales of men's accessories increased $4.7 million compared to last year due to higher men's and boys' mass merchant belt sales during fiscal 2004. Net sales of women's accessories decreased $13.8 million due to lower sales to mass merchants during fiscal 2004. The shortfall in our women's mass merchant category was due to downward pressure on inventory replenishment by mass merchant customers, competitive market pressures and fewer item-driven fashion trends.

Gross margins decreased $2.8 million in fiscal 2004 compared to fiscal 2003. This decrease was primarily due to the decrease in women's accessories gross margins which decreased $5.8 million, or 15.7%, in fiscal 2004 compared to fiscal 2003. The decrease in gross margins for women's accessories was due to higher than anticipated customer allowances and direct sales shipments of women's accessories to Target and Payless ShoeSource, which have lower than average gross margins. The decrease in gross margins for women's accessories was offset by gross margins for men's accessories, which increased $3.0 million compared to last year. The improvement in gross margins for men's accessories was due to an increase in margins for department store sales of men's belts, small leather goods and accessory assortments compared to last year. Although we anticipate gross margin percentages to approximate historical levels in future periods, any material changes in sales mix, such as higher mass merchant accessory sales or direct shipments, could lower our gross margin percentages during a particular season.

Operating Expenses

The following table illustrates selling, general and administrative expenses and depreciation and amortization expenses for our reportable segments for fiscal 2004 compared to fiscal 2003:

	Year Ended June 30,		
	2004	2003	% Increase/ (Decrease)
	(Dollars in thousands)		
Selling, general and administrative expenses:			
Men's accessories	**$ 29,574**	$ 30,384	(2.7%)
Women's accessories	**27,945**	28,066	(0.4%)
Total	**$ 57,519**	$ 58,450	(1.6%)
Depreciation and amortization expense:			
Men's accessories	**$ 2,137**	$ 2,351	(9.1%)
Women's accessories	**1,918**	1,916	0.1%
Total	**$ 4,055**	$ 4,267	(5.0%)
Interest expense	**$ 2,357**	$ 2,833	(16.8%)

Selling, general and administrative expenses decreased $0.9 million in fiscal 2004 compared to fiscal 2003. This decrease was due primarily to a bad debt recovery of approximately $651,000 arising from a customer's bankruptcy court settlement and payment of accounts receivable that we had previously reserved. Other decreases in expenses were attributable to variable costs related to lower sales, such as reduced royalty, customer freight and shipping supplies expense during fiscal 2004 compared to the prior year. Telecommunication expense also decreased by approximately $300,000 due to the change to web-based EDI transmissions.

Depreciation and amortization expense decreased due to certain intangibles that were fully amortized during the prior fiscal year, having reached the end of their useful lives.

Interest expense for fiscal 2004 decreased $0.5 million compared to fiscal 2003. This decrease was primarily related to lower interest rates as well as lower debt levels compared to the prior year.

The effective tax rates for fiscal 2004 and fiscal 2003 were 38.7% and 38.9%, respectively. The effective tax rate was lower for 2004 due to lower effective state and local tax rates.

Net Income

Net income for fiscal 2004 decreased 8.8% to $7.0 million, or $1.10 per diluted share, compared to net income of $7.7 million, or $1.28 per diluted share, for fiscal 2003, before the cumulative effect of accounting change resulting from the adoption of SFAS No. 142. During fiscal 2003 we recorded the cumulative effect of an accounting change resulting from the adoption of SFAS No. 142 in the amount of $581,000, net of tax. Net income for fiscal 2003, including the cumulative effect of the accounting change, was $7.1 million, or $1.18 per diluted share. The decrease in net income in fiscal 2004 was primarily due to reduced sales of women's mass merchant accessories.

FISCAL 2003 COMPARED TO FISCAL 2002

Net Sales and Gross Margin

The following table illustrates sales and gross margin data from our reportable segments for the year ended June 30, 2003, compared to the year ended June 30, 2002:

	Year Ended June 30,		
	2003	2002	% Increase/ (Decrease)
	(Dollars in thousands)		
Net sales:			
Men's accessories	**$ 108,816**	$ 107,525	1.2%
Women's accessories	**115,671**	98,244	17.7%
Total net sales	**$ 224,487**	$ 205,769	9.1%
Gross margin:			
Men's accessories	**$ 41,409**	$ 40,236	2.9%
Women's accessories	**36,679**	31,827	15.2%
Total gross margin	**$ 78,088**	$ 72,063	8.4%
Gross margin as a percentage of sales:			
Men's accessories	**38.1%**	37.4%	0.7%
Women's accessories	**31.7%**	32.4%	(0.7%)
Total	**34.8%**	35.0%	(0.2%)

Net sales increased $18.7 million in fiscal 2003 compared to fiscal 2002. The overall increase was attributable to higher sales volume in existing women's product lines. Net sales of men's accessories increased $1.3 million in fiscal 2003 compared to the previous year. This sales increase was attributable to higher men's mass merchant accessories sales during the first two quarters of fiscal 2003. Net sales of women's accessories increased $17.4 million in fiscal 2003 compared to fiscal 2002. During fiscal 2003, results were particularly strong in our women's department store business, with small leather goods and branded belts, such as LEVI'S®, DOCKERS® and our ROLFS® handbags, selling well. Women's mass merchant accessories generated especially strong results through the sale of handbags, socks, fashion hosiery and other accessories that successfully reflected the latest fashion trends. Due to the continued fashion trend in women's belts, the women's mass merchant accessory division accounted for $11.5 million of the $17.4 million overall increase in women's accessories net sales.

Gross margins increased $6.0 million in fiscal 2003 compared to fiscal 2002. As a percentage of sales, gross margins decreased 0.2% in fiscal 2003 compared to the previous year. Gross margins for men's accessories and women's accessories increased $1.2 million and $4.8 million, respectively, in fiscal 2003 compared to fiscal 2002. As a percentage of sales, men's accessories gross margins increased 0.7% in fiscal 2003 compared to fiscal 2002. This improvement was due to an increase in the higher margin department store sales of men's small leather goods and belts compared to the previous year. Women's accessories gross margins as a percentage of sales decreased 0.7% in fiscal 2003 compared to fiscal 2002. This decrease was due to a greater sales mix weighted towards women's mass merchant accessories during fiscal 2003, higher than anticipated customer allowances and direct sales shipments of women's accessories to Payless ShoeSource, which have lower than average gross margins.

Operating Expenses

The following table illustrates selling, general and administrative expenses and depreciation and amortization expenses for our reportable segments for fiscal 2003 compared to 2002:

	Year Ended June 30,		
	2003	2002	% Increase/ (Decrease)
	(Dollars in thousands)		
Selling, general and administrative expenses:			
Men's accessories	**$ 30,384**	$ 28,343	7.2%
Women's accessories	**28,066**	24,954	12.5%
Total	**$ 58,450**	$ 53,297	9.7%
Depreciation and amortization expense:			
Men's accessories	**$ 2,351**	$ 3,382	(30.5%)
Women's accessories	**1,916**	1,999	(4.2%)
Total	**$ 4,267**	$ 5,381	(20.7%)
Interest expense	**$ 2,833**	$ 3,152	(10.1%)

Selling, general and administrative expenses increased $5.2 million in fiscal 2003 compared to fiscal 2002. This increase resulted primarily from nonrecurring costs associated with the implementation of distribution software in our Dallas, Texas, distribution center totaling $290,000 and higher compensation expenses, including severance costs totaling $430,000 and management bonus expenses which exceeded that of the prior year by $482,000. Other expense increases were variable costs related to increased sales during fiscal 2003, compared to the prior year.

Depreciation and amortization expenses as a percentage of net sales for fiscal 2003 decreased 0.7% compared to fiscal 2002. We attribute this decrease primarily to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," pursuant to which goodwill is no longer amortized. See Note 8 to our consolidated financial statements. Goodwill amortization expense for 2002 was approximately $1,000,000.

Interest expense for fiscal 2003 decreased $0.3 million compared to fiscal 2002. This decrease was primarily related to lower interest rates as well as lower debt levels compared to the same period in the prior year.

The effective tax rate for fiscal 2003 was 38.9%, which was consistent with the same period in the prior year.

Net Income

Net income for fiscal 2003 increased 13.4% to $7.1 million, or $1.18 per diluted share, compared to net income of $6.3 million, or $1.08 per diluted share, for fiscal 2002. Net income, before the cumulative effect of accounting change resulting from the adoption of SFAS No. 142, for fiscal 2003 increased 22.6% to $7.7 million, or $1.28 per diluted share, compared to net income of $6.3 million, or $1.08 per diluted share, for fiscal 2002. The increase in fiscal 2003 net income was due primarily to the overall increase in women's accessories net sales.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill is no longer amortized but is reviewed annually for impairment. Separable intangible assets that do not have an indefinite life will continue to be amortized over their useful lives.

The adoption of SFAS No. 142 is considered a change in accounting principle. The cumulative effect of adopting this standard resulted in a non-cash, after-tax charge in the first quarter of fiscal 2003 of $581,000, or $(0.10) per diluted share, which does not affect our on-going operations. The adoption of SFAS No. 142 will result in an annual reduction in amortization expense of approximately $1,000,000 due to goodwill no longer being amortized.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 2004, our operating activities provided cash of $23.0 million compared to a $2.0 million use of cash during fiscal 2003. The cash provided from operations during fiscal 2004 was attributable to reduced inventory levels and lower accounts receivable at June 30, 2004, due to the timing of customer payments. The usage of cash during fiscal 2003 was attributable to the timing of women's fall season inventory procurement, higher inventory commitments to support required stock levels for certain key retail customers and accounts receivable related to shipments completed during the fourth quarter of fiscal 2003. Historically, we have generated less cash flow from operations during periods of growth, such as post integration of acquisitions or increased inventory commitments related to certain key retail customers. We anticipate this trend to continue in the future in light of our acquisition of Superior during fiscal 2005. See Note 16 to our consolidated financial statements and the "Subsequent Events" section that follows for additional information about our acquisition of Superior on July 1, 2004, for $10,000,000 in cash and the retirement of $806,000 of Superior's debt.

Capital expenditures totaled $3.1 million for fiscal 2004 compared to $2.4 million for fiscal 2003. We attribute this increase to the implementation of a new software application at our West Bend, Wisconsin, distribution center and the purchase of additional computer hardware and leasehold improvements at our distribution center in Dallas, Texas, during fiscal 2004. We anticipate that our capital expenditures for fiscal 2005 will approximate our capital investments of property and equipment completed during fiscal 2004. We expect to fund such capital commitments through cash flows from operations and drawing on our existing credit facility.

The primary sources of liquidity for our various expenditures have been cash flows from operations and borrowings under bank credit arrangements. As of June 30, 2004, we had a $60,000,000 committed secured revolving credit facility that could be used for general corporate purposes, including working capital requirements, acquisition activities and funding of letters of credit. The credit facility was secured by substantially all of our assets and the assets of our subsidiaries and required the maintenance of certain financial covenants, which if not met, could adversely impact our liquidity. On August 26, 2004, we amended our credit facility. See Notes 5 and 16 to our consolidated financial statements and the "Subsequent Events" section that follows. We also have a Canadian line of credit for approximately $746,000 secured by a letter of credit from a U.S. bank. As of June 30, 2004, we had credit availability under our credit facilities of approximately $45,600,000. See Note 5.

Under the above credit facilities, future payments required for debt maturities would be $10,000,000 in fiscal year 2007.

We believe we have adequate financial resources and access to sufficient credit facilities to satisfy our future working capital needs.

While we did not declare any dividends in fiscal 2003, during fiscal 2004, we declared dividends as set forth in the following table:

Declaration Date	Record Date	Payable Date	Dividend per Share
August 12, 2003	September 30, 2003	October 31, 2003	$ 0.025
October 15, 2003	December 31, 2003	January 22, 2004	$ 0.025
January 22, 2004	March 31, 2004	April 20, 2004	$ 0.025
April 22, 2004	June 30, 2004	July 20, 2004	$ 0.025

We expect that quarterly dividends will continue to be paid in fiscal 2005. See Note 16 to our consolidated financial statements and the "Subsequent Events" section that follows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to interest rate risk on our long-term debt. The effect of a one-percent increase or decrease in the interest rate on our long-term debt could lower or increase our operating results by $100,000. We manage our exposure to changes in interest rates. We hedged our exposure to changes in interest rates on a portion of our variable debt by entering into an interest rate swap agreement to lock in a fixed interest rate for a portion of these borrowings. On July 1, 2001, we entered into a three-year interest rate swap agreement with the administrative agent of our credit facility, converting $30,000,000 of outstanding indebtedness from a variable to a fixed interest rate. The average receive rate was based on a 90-day LIBOR rate. At June 30, 2003, the receive and pay rates related to the interest rate swap were 1.29% and 5.60%, respectively. Interest differentials paid or received under the swap agreement are reflected as an adjustment to interest expense when paid. Prior to June 26, 2003, the interest rate swap agreement represented a valid cash flow hedge investment under SFAS No. 133. As such, during fiscal 2003, changes in the fair value of the interest rate swap were recognized in other comprehensive income. As of June 27, 2004, the interest rate swap agreement expired and is therefore not reflected on our balance sheet at June 30, 2004. The fair value of the swap agreement at June 30, 2003, was approximately ($1,665,000), and was included in accrued liabilities at June 30, 2003. At June 30, 2003 and 2002, the balance in other comprehensive income, related to the swap agreement, was approximately ($1,019,000), net of tax of $646,000, and ($1,041,000), net of tax of $659,000, respectively. We do not expect the potential impact of market conditions on the fair value of our indebtedness to be material.

In addition to interest rate risk on our long-term debt, we are also exposed to market risk with respect to changes in the global price level of certain commodities used in the production of our products. We routinely purchase leather hides during the year for use in the manufacture of men's belts. We also purchase a substantial amount of leather items from third-party suppliers. An unanticipated material increase in the market price of leather could increase the cost of these products to us and therefore have a negative effect on our results of operations.

CONTRACTUAL OBLIGATIONS

The following is a summary of our significant contractual cash obligations for the periods indicated that existed as of June 30, 2004, and, except for purchase obligations, is based on information appearing in the notes to our consolidated financial statements (dollars in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt (1)	$ 10,000	$ -	$ 10,000	$ -	$ -
Operating leases (2)	8,887	1,712	3,519	3,096	560
Payments under royalty licenses (2)	4,062	1,897	2,165	-	-
Supplemental Executive Retirement Plan	2,285	-	-	-	2,285
Purchase obligations (3)	34,094	34,094	-	-	-
Total contractual obligations	$ 59,328	$ 37,703	$ 15,684	$ 3,096	$ 2,845

(1) Our current interest rate is 2.82%. Interest on the debt above is expensed and paid monthly. See "Subsequent Events" section that follows for additional information on our long-term debt.
(2) See Note 7 to our consolidated financial statements for a discussion of our future minimum rental and royalty commitments.
(3) Purchase orders in the ordinary course of business that may be cancelled without penalty. Purchase obligations include outstanding letters of credit of $4.5 million which primarily represent inventory purchase commitments which typically mature in two to six months. See Note 5 to our consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

Revenues

We recognize revenue when merchandise is shipped and title to the goods has passed to the customer. We record allowances, including cash discounts, in-store customer allowances, cooperative advertising allowances and customer returns, at the time the revenue is recognized, based upon historical experience, current trends in the retail industry and individual customer and product experience.

We perform periodic credit evaluations of our customers' financial conditions and reserve against accounts deemed uncollectible based upon historical losses and customer specific events. After all collection efforts are exhausted and the account is deemed uncollectible, it is written off against the reserve for doubtful accounts. Credit losses have historically been within management's expectations and we generally do not require collateral. During fiscal 2004, we recorded a bad debt recovery of approximately $651,000 arising from a customer's bankruptcy court settlement and payment of accounts receivable that we had previously reserved.

Inventories

Inventories are stated at the lower of cost (principally standard cost, which approximates actual cost on a first-in, first-out basis) or market. Cost includes materials, direct and indirect labor and factory overhead. Market, with respect to raw materials, is replacement cost; and for work-in-process and finished goods, it is net realizable value. If circumstances arise in which the market value of items in inventory declines below cost, an inventory markdown would be estimated and charged to expense in the period identified. If we incorrectly anticipate these trends or unexpected events occur, the results of operations could be materially affected. We closely monitor fashion trend items and anticipate additional inventory markdowns if market indications in fashion trends justify further reserves. Historically, such inventory markdowns have been within management's expectations.

Goodwill

We adopted the provisions of SFAS No. 142, effective July 1, 2002. This Statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. The SFAS No. 142 goodwill impairment model is a two-step process. The first step compares the fair value of a reporting unit that has goodwill assigned to its carrying value. We estimate the fair value of a reporting unit using discounted cash flow analysis. If the fair value of the reporting unit is determined to be less than its carrying value, a second step is performed to compute the amount of goodwill impairment, if any. Step two allocates the fair value of the reporting unit to the reporting unit's net assets other than goodwill. The excess of the fair value of the reporting unit over the amounts assigned to its net assets other than goodwill is considered the implied fair value of the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is then compared to the carrying value of its goodwill. Any shortfall represents the amount of goodwill impairment.

Using the SFAS No. 142 approach described above, we recorded a transitional goodwill impairment charge during the first quarter of fiscal 2003 of $950,000 ($581,000, net of tax), presented as a cumulative effect of accounting change. This charge related to our women's accessories segment of products.

We continually evaluate whether events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. In evaluating impairment, we estimate the sum of the expected future cash flows derived from such goodwill. Such evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses and other factors.

Derivatives

Our risk management policy as it relates to derivative investments is to mitigate, subject to market conditions, against interest rate risk. We do not enter into any derivative investments for the purpose of speculative investment. Our overall risk management philosophy is re-evaluated as business conditions arise.

SEASONALITY

Historically, our quarterly sales and net income results are fairly consistent throughout the fiscal year, with a seasonal increase during the first and second quarter. The following table presents the percentage of the total annual net sales and net income that occurred in each quarter of fiscal 2004 and 2003:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales				
Fiscal 2004	**29.8%**	**29.8%**	**19.8%**	**20.6%**
Fiscal 2003	**26.7%**	**29.5%**	**21.0%**	**22.8%**
Net Income (1)				
Fiscal 2004	**40.4%**	**55.6%**	**1.9%**	**2.1%**
Fiscal 2003	**25.4%**	**50.8%**	**14.5%**	**9.3%**

(1) Includes cumulative effect of accounting change for SFAS No. 142 of ($581,000), or ($.10) per diluted share, in fiscal 2003.

INFLATION

Although our operations are affected by general economic trends, we do not believe that inflation has had a material effect on our operating results during the past three fiscal years.

SUBSEQUENT EVENTS

On July 1, 2004, we completed our previously announced acquisition of all the equity interest in Superior. The total purchase price was $10,000,000 and was funded entirely with cash. In addition, we retired all of Superior's outstanding debt, totaling approximately $806,000. Superior, which also operates under the name of ETON®, primarily markets and distributes men's and women's gift accessories under both the ETON® and the licensed totes® brands. We estimate goodwill from this acquisition will be approximately $7,500,000. The pro forma effects of this acquisition are not material. For fiscal 2005 we will report the operating results of Superior under our men's accessories reporting segment.

On August 12, 2004, our Board of Directors declared the Company's fifth consecutive quarterly dividend. The dividend of $0.0275 per share will be payable to stockholders of record as of September 30, 2004. The payment of the dividend will occur on October 19, 2004.

On August 26, 2004, we amended our committed secured revolving credit facility with certain financial institutions. The amendment extended the expiration of our agreement from November 30, 2006, to November 30, 2007, and increased the facility from $60,000,000 to $85,000,000. Of this amount, $10,000,000 is a sub-limit of the credit facility ("swing line") which may be used for same-day advances to be provided solely by the administrative agent (a financial institution) of the credit facility. Both the credit facility and swing line bear interest at variable rates with short-term durations. The credit facility may be used for borrowings and letters of credit. The amended facility contains an accordion feature to increase the facility by up to an additional $25,000,000 by adding a financial institution at a later date. Although the previous credit facility was secured by substantially all of our assets and the assets of our subsidiaries, the amended facility is unsecured. The amended facility requires the maintenance of certain financial covenants which, if not met, could adversely impact our liquidity. Our amended credit facility permits the payment of dividends and does not require us to enter into an interest rate swap agreement against the borrowings under the credit facility. The credit facility also includes a commitment fee based on certain financial performance objectives ranging from 20 to 37.5 basis points on the unused balance. Principal payments on the credit facility are due on the expiration date. The amended credit facility is guaranteed by all of our subsidiaries, except our Canadian subsidiary.

WEBSITE ACCESS TO COMPANY REPORTS

Our website address is www.tandybrands.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Forms 3, 4 and 5 filed by our officers, directors and stockholders holding 10% or more of our common stock and all amendments to those reports are available free of charge through our website, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this annual report contain forward-looking statements that are based on current expectations, estimates and projections about the industry in which we operate, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Selected Financial Data

Tandy Brands Accessories, Inc. and Subsidiaries

(Dollars in thousands, except per-share amounts)

	Year Ended June 30,				
	2004	2003	2002	2001	2000
Income Statement Data:					
Net sales	**$215,420**	$224,487	$205,769	$195,793	$187,742
Gross profit	**75,285**	78,088	72,063	65,761	66,199
Operating income	**13,711**	15,371	13,385	10,785	15,257
Interest expense	**2,357**	2,833	3,152	3,584	3,236
Net income before cumulative effect of accounting change	**$ 7,037**	$ 7,717	$ 6,293	$ 4,440	$ 8,649
Cumulative effect of accounting change for SFAS No. 142, net of income taxes (1)	**-**	(581)	-	-	-
Net income (2)	**$ 7,037**	$ 7,136	$ 6,293	$ 4,440	$ 8,649
Earnings per share:					
Before cumulative effect of accounting change	**$ 1.13**	$ 1.30	$ 1.09	$ 0.79	$ 1.50
Cumulative effect of accounting change (1)	**-**	(.10)	-	-	-
	$ 1.13	$ 1.20	$ 1.09	$ 0.79	$ 1.50
Earnings per share – assuming dilution:					
Before cumulative effect of accounting change	**$ 1.10**	$ 1.28	$ 1.08	$ 0.79	$ 1.49
Cumulative effect of accounting change (1)	**-**	(.10)	-	-	-
	$ 1.10	$ 1.18	$ 1.08	$ 0.79	$ 1.49
Cash dividends per common share	**$ .10**	$ -	$ -	$ -	$ -

	Year Ended June 30,				
	2004	2003	2002	2001	2000
Balance Sheet Data:					
Working capital	**$ 81,635**	$ 89,282	$ 78,217	$ 86,383	$ 80,085
Total assets	**135,574**	147,986	132,778	136,984	122,593
Long-term debt	**10,000**	30,000	30,000	47,400	41,075
Stockholders' equity	**99,899**	90,054	80,664	74,135	69,874

(1) See Note 8 to our consolidated financial statements for discussion of SFAS No. 142.

(2) Net income includes the net pre-tax benefit arising from the early terminations of licensing agreements of $1,600,000 in fiscal 2000.

PRICE RANGE OF COMMON STOCK

Quoted by quarter for the two fiscal years ended June 30, 2004

Fiscal 2004	High	Low
September	$15.22	$11.95
December	$16.05	$14.10
March	$15.98	$12.87
June	$13.87	$13.02

Fiscal 2003	High	Low
September	$12.24	$ 8.83
December	$ 9.99	$ 8.15
March	$10.51	$ 9.22
June	$12.50	$ 9.99

DIRECTORS

Dr. James F. Gaertner [1,2,3]
Chairman of the Board
President
Sam Houston State University

J.S.B. Jenkins
President and Chief Executive Officer
Tandy Brands Accessories, Inc.

C.A. Rundell, Jr. [1,3]
Private Investor

Gene Stallings [2,3]
Collegiate and Professional Football Coach,
Rancher, Author and Private Investor

Colombe M. Nicholas [2,3]
Private Investor

Roger R. Hemminghaus [1,3]
Chairman Emeritus
Ultramar Diamond Shamrock

George C. Lake
Founder and Managing Partner
Lake Real Estate and Investments

[1] Audit Committee [2] Human Resource and Compensation Committee [3] Nomination Committee

OFFICERS

J.S.B. Jenkins
President and
Chief Executive Officer

Stanley T. Ninemire
Executive Vice President

Mark J. Flaherty
Chief Financial Officer

W. Mike Baggett
Secretary



CORPORATE DATA

Corporate Offices
690 East Lamar Boulevard
Suite 200
Arlington, Texas 76011
817-548-0090
www.tandybrands.com

Annual Meeting
10:00 a.m., October 14, 2004
Wyndham Arlington Hotel
1500 Convention Center Drive
Arlington, Texas 76011

Common Stock Transfer Agent and Registrar
EquiServe
www.equiserve.com
781-575-3120

Corporate Counsel
Winstead Sechrest & Minick P.C.

The Company's common stock is traded on the NASDAQ National Market System under the trading symbol TBAC.

The Company's Form 10-K Report for the year ended June 30, 2004, as filed with the Securities and Exchange Commission, is available without charge upon request to Mark J. Flaherty at the address of the Corporate Offices.

Seated left to right, Dr. James F. Gaertner and J.S.B. Jenkins

Standing left to right, George Lake, Roger Hemminghaus, Gene Stallings, Colombe Nicholas, C.A. Rundell, Jr.

TANDY BRANDS ACCESSORIES, INC.

690 East Lamar Boulevard
Suite 200
Arlington, Texas 76011
817-548-0090
www.tandybrands.com

TBAC-AR-04